SONIDA SENIOR LIVING, INC.

14755 Preston Rd, Ste 810

Dallas, TX 75254

January 2, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sonida Senior Living, Inc.

Registration Statement on Form S-4

File No. 333-292187

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sonida Senior Living, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement on Form S-4 to 9:00 a.m., Eastern Time, on January 6, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Fried, Frank, Harris, Shriver & Jacobson LLP request by telephone that such Registration Statement be declared effective.

Please contact Philip Richter, Esq. of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8763 or by email at Philip.Richter@friedfrank.com or Erica Jaffe, Esq. of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8442 or by email at Erica.Jaffe@friedfrank.com, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

SONIDA SENIOR LIVING, INC.

/s/ Tabitha T. Bailey
Tabitha T. Bailey
Senior Vice President and Chief Legal Officer

cc:	Edward A. Deibert, Esq., Arnold & Porter Kaye Scholer LLP Therese Fox, Esq., Arnold & Porter Kaye Scholer LLP Brady Randall, Esq., Arnold & Porter Kaye Scholer LLP